Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 10, 2015

Valerie J. Lithotomos U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	AdvisorShares Trust (File No. 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to a comment you provided regarding the Trust’s preliminary proxy statement filed on June 19, 2015. Your comment and the Trust’s response are set forth below.

Comment: In the section describing Proposal 2, please highlight the fact that shareholders will no longer have any control over the hiring of sub-advisers once the proposal is approved.

Response: The Trust has added the requested disclosure.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the proxy statement, (ii) staff comments or changes to disclosures in response to staff comments in the proxy statement do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

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